Annual Meeting Results

An annual meeting of the funds shareholders was held on September 19, 2005. Each matter voted upon at that meeting, as well as the number of votes cast for, against or withheld, the number of abstentions, and the number of broker non-votes with respect to such matters, are set forth below.

1. The funds shareholders elected the following directors:

			    Shares    Shares Withholding
			   Voted For  Authority to Vote
Victoria J. Herget(A)..... 8,365,056      392,094
Leonard W. Kedrowski(A)... 8,364,508 	  392,642
Richard K. Riederer(A).... 8,365,142 	  392,008
(A)Class II-term was scheduled to expire at the 2008 annual meeting of shareholders. However, because the proposal described in paragraph 2 below was approved, the term of these directors will expire at the 2006 annual meeting of shareholders.

2. The funds shareholders approved amendments to the funds Restated and Amended Articles of Incorporation and Bylaws to declassify the board of directors so that all directors are elected annually and to eliminate the requirement that directors may be removed only for cause by the holders of 75% of the funds shares.

  Shares        Shares
 Voted For   Voted Against   Abstentions
 8,499,292      136,203        121,655

3. The funds shareholders ratified the selection by the funds board of directors of Ernst & Young LLP as the independent registered public accounting firm for the fund for the fiscal period ending August 31,2005. The following votes were cast regarding this matter:

  Shares        Shares
 Voted For   Voted Against   Abstentions
 8,649,829      57,830         49,491